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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  CellularVision USA, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:   151176104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James D. Bennett, Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                        October 19, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 151176104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         715,721 Shares

9.  Sole Dispositive Power:

10. Shared Dispositive Power:

         715,721 Shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         715,721 Shares

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         4.4%

14. Type of Reporting Person

         IN














































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CUSIP No. 151176104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Newstart Factors, Inc.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         715,721 Shares

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         715,721 Shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         715,721 Shares

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         4.4%

14. Type of Reporting Person

         CO














































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Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett and Newstart are

deemed to beneficially own 715,721 Shares.  On October 19, 1998

Mr. Bennett and Newstart sold a Convertible Secured Promissory

Note of the Company that was convertible into Shares of the

Company for a sale price of $1,019,896.25 plus all accrued and unpaid interest.  The sale was a privately negotiated transaction.

         The 715,721 Shares deemed to be owned by Mr. Bennett and

Newstart were purchased for an aggregate purchase price of

$600,000.  No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transaction

         See Item 6.  Except as described therein, neither

Mr. Bennett nor Newstart has any plan or proposal which

relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

         The Shares beneficially owned by Mr. Bennett and

Newstart were acquired are being held solely for investment

purposes.










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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Bennett and Newstart are

deemed to be the beneficial owners of 715,721 Shares.  Based on the Company's latest 10-Q, there were a total of

16,110,000 Shares outstanding Shares as of June 30, 1998.

Therefore, Mr. Bennett and Newstart beneficially own 4.4% of the outstanding Shares.  Mr. Bennett and Newstart have the

power to vote, direct the vote, dispose of or direct the

disposition of all the Shares that they currently

beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         In connection with the sale on October 19, 1998 by

Mr. Bennett and Newstart of a Convertible Secured Promissory

Note, Mr. Bennett and Newstart agreed to vote the 715,721

Shares they are deemed to beneficially own against the

proposed transaction between the Company and WinStar

Communications, Inc. that is described in the Company's

definitive proxy statement filed with the Securities and

Exchange Commission on October 7, 1998.

         Except as described herein, neither Mr. Bennett nor

Newstart has any contract, arrangement, understanding or

relationship with any person with respect to the Shares.








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Item 7.  Material to be Filed as Exhibits

         An agreement relating to the filing of a joint

statement as required by Rule 13d-1(f) under the Securities

Exchange Act of 1934 is filed herewith as Exhibit A.



Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

    /s/ James D. Bennett

    James D. Bennett


    NEWSTART FACTORS, INC.

         /s/ James D. Bennett
    By:
            James D. Bennett, President

Date:  October 19, 1998





















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                                                   Exhibit A

                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

October 19, 1998 relating to the Common Stock of

CellularVision USA, Inc. shall be filed on behalf of the

undersigned.


                               /s/ James D. Bennett

                             James D. Bennett


                             NEWSTART FACTORS, INC.

                                /s/ James D. Bennett
                             By:
                                James D. Bennett, President

                             Date: October 19, 1998




























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